U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        SEC File Number 0-25474
                                                       CUSIP Number 829 158 302

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 1999
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    Nothing in this Form shall be  construed  to imply that the  Commission  has verified any information contained herein.
---------------------------------

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information
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Full Name of Registrant:  SIMS Communications, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    18001 Cowan, Suites C&D

City, State and Zip Code

    Irvine, California 92614

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Part II - Rules 12b-25(b) and (c)
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    If the subject  report  could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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    State below in reasonable  detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

In August 1999 the Company filed an amendment to its Registration Statement on Form S-3. Since the S-3 Registration Statement incorporated by reference the Company's annual report on Form 10-KSB, the staff of the Securities and Exchange Commission requested certain changes to the Company's 10-KSB report for the year ending June 30, 1998. The Company believes that its 10-KSB report for the year ending June 30, 1999 should address any of the SEC's comments made with respect to the Company's June 30, 1998 10-KSB that would also be applicable to June 30, 1999 10-KSB. As a result, additional time is needed to complete the report.

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              William T. Hart                (303)                 839-0061
                 (Name)                   (Area Code)         (Telephone Number)

    (2)  Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                       [X] Yes  [  ] No

    (3)  Is it anticipated that any significant
         change in results of operations from the
         corresponding period for the last fiscal
         year  will be reflected by the earnings
         statements to be included in the subject
         report or portion thereof?                       [  ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SIMS Communications, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 24, 1999          By    /s/Michael Malet__________
                                         Michael Malet, Vice President
                                         Sims Communications, Inc.
                                         18001 Cowan, Suite C & D
                                         Irvine, CA 92614
                                         (949) 724-9094

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).